MTS Announces First Quarter 2012 Financial Results

MTS Reports Operating profit of $280,000 for the first quarter

Ra’anana, Israel – May 10, 2012 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the first quarter of 2012.

Revenues for the first quarter of 2012 were $3.0 million, compared with $2.8 million in revenues during the same quarter last year. The Company’s operating profit was $280,000 in the first quarter of 2012, compared to operating profit of $4,000 for the first quarter of 2011. Net income for the first quarter was $310,000, or $0.07 per diluted share, compared to net income of $133,000, or $0.03 per diluted share, in the first quarter of 2011. As of March 31, 2012, MTS had cash and marketable securities of $3.5 million as compared to $3.4 million as of December 31, 2011.

“Our first quarter results were in line with our expectations for improved operating results. The Company is continuing to develop its Telecom Expense Management opportunities through partners, new customer acquisitions and expanding our existing customer base. In addition, the Company’s Billing and Mobile Virtual Network Operator (MVNO) activity has grown both as a licensed offering and as a managed service. We are looking forward to improving both our top and bottom line performance," said Eytan Bar, CEO of MTS.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications Expense Management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, MTS’s Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS TEM Suite solutions enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The MTS software, consulting and managed services solutions -- including integrated Invoice, Asset, Wireless, Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2012	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,362	$3,269
Restricted cash	87	45
Restricted marketable securities	136	127
Trade receivables, net	1,093	854
Other accounts receivable and prepaid expenses	151	88
Inventories	4	5

Total current assets	4,833	4,388

LONG-TERM ASSETS:
Severance pay fund	655	619
Other investments	4	6
Deferred income taxes	31	31

Total long-term assets	690	656

PROPERTY AND EQUIPMENT, NET	176	161

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	962	1,050

Total other assets	4,441	4,529

Total assets	$10,140	$9,734

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2012	2011
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$248	$326
Accrued expenses and other liabilities	2,266	2,354
Deferred revenues	2,207	2,025
Liabilities of discontinued operations	435	435

Total current liabilities	5,156	5,140

LONG-TERM LIABILITIES
Accrued severance pay	811	762

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	19,792	19,773
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(7)	(19)
Accumulated deficit	(15,596)	(15,906)

Total shareholders' equity	4,173	3,832

Total liabilities and shareholders' equity	$10,140	$9,734

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2012	2011
Revenues:
Product sales	$833	$1,013
Services	2,151	1,784

Total revenues	2,984	2,797

Cost of revenues:
Product sales	268	313
Services	817	601

Total cost of revenues	1,085	914

Gross profit	1,899	1,883

Operating expenses:
Research and development, net of grants from the OCS	374	475
Selling and marketing	524	508
General and administrative	721	896

Total operating expenses	1,619	1,879

Operating income	280	4
Financial income, net	32	59
Other income, net	-	77

Income before taxes on income	312	140
Taxes on income, net	2	7

Net income	$310	$133

Net income per Ordinary share:

Basic and diluted net income per Ordinary share	$0.07	$0.03

Weighted average number of Ordinary shares used in computing basic and diluted net income per share	4,459,057	4,459,057